Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Kaltura, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
483467106
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[        ]    Rule 13d-1(c)
[    X    ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 483467106	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Ron Yekutiel
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,952,121
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,952,121
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,952,121
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.2%
12	Type of Reporting Person IN

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CUSIP No. 483467106	Schedule 13G	Page 2 of 5

Explanatory Note
    Due to an administrative error, the Amendment No. 1 to Schedule 13G filed on February 13, 2023 underreported the number of securities beneficially owned by the Reporting Person. This Amendment No. 2 to Schedule 13G is filed solely to correct such error.

ITEM 1. (a)    Name of Issuer:
Kaltura, Inc. (the “Issuer”).
(a)Address of Issuer’s Principal Executive Offices:

860 Broadway, 3rd Floor, New York, NY 10003
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of Ron Yekutiel (the “Reporting Person”).
(a)Address or Principal Business Office:
The business address of the Reporting Person is c/o Kaltura, Inc., 860 Broadway, 3rd Floor, New York, NY 10003.
(b)Citizenship of each Reporting Person is:
Ron Yekutiel is a citizen of the State of Israel.
(c)Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).
(d)CUSIP Number:

483467106
ITEM 3.
    Not applicable.

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CUSIP No. 483467106	Schedule 13G	Page 3 of 5

ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2022, based upon 134,564,429 shares of Common Stock outstanding as of December 31, 2022, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ron Yekutiel	9,952,121	7.2%	9,952,121	0	9,952,121	0

The Reporting Person is the beneficial owner of 9,952,121 shares of Common Stock, which consist of: (i) 6,667,809 shares of Common Stock; (ii) 3,228,320 shares of Common Stock underlying stock options that are exercisable on or prior to March 1, 2023; and (iii) 55,992 shares of Common Stock underlying restricted stock units that vest on or prior to March 1, 2023.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

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CUSIP No. 483467106	Schedule 13G	Page 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 16, 2023

Ron Yekutiel

/s/ Ron Yekutiel

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